SEC MAIL RECEIVED PROCESSING SECTION FEB 28 2006 WASH, D.C. 199

06003029

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52502

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equity Trading Online, LLC

OFFICIAL USE ONLY
104038
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Fifth Avenue, Suite 630
(No. and Street)

New York, (City) New York (State) 10118 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Wolff 212-279-7800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Povol and Feldman, CPA, PC
(Name – *if individual, state last, first, middle name*)

1981 Marcus Avenue, Suite C100, (Address) Lake Success, (City) New York (State) 11042 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Wolff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equity Trding Online, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

BRUCE S. KAPLAN
Notary Public - State of New York
Reg. No. 24-4513419
Qualified in Kings County
My Commission Expires Feb. 28, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss). Operations.
- X (d) Statement of cash flows.
- X (e) Statement of Changes in Member's Equity.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) A report of internal controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUITY TRADING ONLINE, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2005

POVOL AND FELDMAN, CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

EQUITY TRADING ONLINE, LLC

TABLE OF CONTENTS

DECEMBER 31, 2005

POVOL AND FELDMAN, CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS
1981 MARCUS AVENUE - SUITE C100
LAKE SUCCESS, NEW YORK 11042

ALLAN D. POVOL, CPA
PAUL I. FELDMAN, CPA

(516) 354-2662
FAX (516) 326-6954

INDEPENDENT AUDITORS' REPORT

To the Members
Equity Trading Online, LLC

We have audited the accompanying statement of financial condition of Equity Trading Online, LLC as of December 31, 2005, and the related statement of income, changes in members' equity, cash flows, and changes in liabilities of subordinated claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Equity Trading Online, LLC at December 31, 2005, and the results of its operations, cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of expressing an opinion on the financial statements taken as a whole. The supplemental scheules I, II, III, and IV are not a required part of the basic financial statements, but are supplemental information required by rule 17a-5 of the Securities Exchange Commission, and regulation 1.16 and 1.17 of the Commodity Futures Trading Corporation and the Commodities Exchange Act.. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

Our audit was conducted for the purpose of forming an opinion on the basic combined financial statements taken as a whole. The supporting schedule of operating expenses is presented for the purpose of additional analysis and is not a required part of the basic combined financial statements. Such information has not been subjected to the auditing procedures applied in the audits of the basic financial statements, and accordingly, we express no opinion on it.

Povol and Feldman Clark

Lake Success, New York
February 15, 2006

EQUITY TRADING ONLINE, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and Cash Equivalents	$ 384,370
Commissions Receivable	263,860
Due from Broker Dealers	120,525
Interest Receivable	13,183
Municipal Bond Trading Inventory	665,806
Deposits with Clearing Broker	30,039
Subordinated Loan Receivable	1,000,000
Total Assets	$ 2,477,783

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Amounts due Clearing Broker	$ 611,084
Accrued Expenses	528,060
Subordinated Loan Payable	1,000,000
	2,139,144
Members' Equity	338,639
Total Liabilities and Members' Equity	$ 2,477,783

See the accompanying notes and auditors' report.

EQUITY TRADING ONLINE, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues:	
Commission Income	$ 2,891,786
Municipal Trading Income	392,237
Interest Income	113,453
	3,397,476
Cost of Operations:	
Employee Compensation and Benefits	499,706
Interest Expense	107,328
Regulatory Fees and Clearing Expenses	219,342
Occupancy	11,883
Communications and data processing	1,676,507
Other Expenses	487,484
	3,002,250
Income before taxes	395,226
Provision for income taxes	30,137
Net Income	$ 365,089

See the accompanying notes and auditors' report.

EQUITY TRADING ONLINE, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

Members' Equity, January 1, 2005	**432,630**
Net Income from Operations	**365,089**
Distributions	**(459,080)**
Members' Equity, December 31, 2005	**$ 338,639**

See the accompanying notes and auditors' report.

EQUITY TRADING ONLINE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows From Operating Activities:	
Net Income	$ 365,089
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase (decrease) in cash:	
Commissions Receivable	(156,042)
Due from Broker Dealers	23,735
Interest Receivable	13,918
Prepaid Expenses	4,818
Deposits with Clearing Broker	(39)
Accrued Expenses	325,043
Net Cash Provided by Operating Activities	576,522
Cash Flows From Investing Activities:	
Purchases of Municipal Bonds	(32,827,789)
Redemption of Municipal Bonds	34,263,154
Purchases of Futures	(62,798)
Redemption of Futures	53,140
Margin Trading Capital	(1,410,689)
Net Provided by Investing Activities	15,018
Cash Flows Used In Financing Activities:	
Members' Distributions	(459,080)
Net Increase in Cash and Cash Equivalents	132,460
Cash and Cash Equivalents – Beginning of Year	251,910
Cash and Cash Equivalents – End of Year	$ 384,370
Supplemental Disclosures of Cash Flow Information:	
Cash paid during the year for:	
Interest expense	$ 109,666
Income taxes	$ 5,842
Schedule of Non-cash Investing and Financing Transactions:	
Reduction of subordinated loan receivable and payable	$ 100,000

See the accompanying notes and auditors' report.

EQUITY TRADING ONLINE, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
DECEMBER 31, 2005

Balance, beginning of year	**$ 1,100,000**
Increases	**0**
Decreases	**100,000**
Balance, end of year	**$ 1,000,000**

There were no other changes in liabilities subordinated to claims of general creditors during the reported year.

See the accompanying notes and auditors' report.

EQUITY TRADING ONLINE, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business

Equity Trading Online, LLC (ET, the Company) is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers. ET was formed under the Limited Liability Company laws of the State of New York on May 19, 2000 (inception), operates two divisions, and can continue until December 31, 2075. The first division, began operating January 2001 and is engaged in providing a low cost, state-of-the-art vehicle for online and/or on site trading, for which ET generates commissions for clearing trades. The second division began operating in September 2001 and trades for its own account on margin in high-grade municipal bonds generating interest income and trading gains and losses.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents.

Inventory of Securities

Marketable securities owned by the Company and Securities not yet purchased are reported at market value with unrealized gains and losses reflected in operations as dealer trading revenues.

Revenue Recognition

Securities transactions and related commissions and expenses are recorded on a trade date basis. Marketable securities are valued at fair value. The resulting differences between cost and fair market value are included in operations.

Income Taxes

The Company operates as an LLC and files its tax returns as a partnership. State and local taxes are expensed as incurred.

EQUITY TRADING ONLINE, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 2 - RISKS AND UNCERTAINTIES:

Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of clearing deposits and the bank trading account. The Company maintains its cash in substantially one financial institution. At December 31, 2005, approximately $364,000 was in excess of insured amounts.

Off-balance-sheet risk

In the normal course of business, the Company enters into transactions in securities sold, but not yet purchased. These transactions contain off-balance-sheet risk whereby change in market values may be in excess of amounts recognized in the statement of financial condition. For securities transactions that have not reached their contractual settlement date amounts are recorded net on the statement of financial condition.

Clearinghouse transactions

As a nonclearing broker, the Company has its securities and its customers' transactions cleared through other broker-dealers pursuant to clearance agreements. A significant portion of the Company's cash and securities positions are held with a single clearing broker. The Company manages this potential risk exposure by utilizing a clearing broker that is a member of major securities exchanges. Although the Company clears its customer transactions through a clearing broker, nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss. The Company manages this risk by monitoring the performance of the clearing broker.

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is subject to the uniform net capital rule of the Securities and Exchange Commission which requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2005, the Company reflected a net capital ratio of .6242 to 1, and its net capital was approximately $846,000 in excess of the minimum required capital of $100,000.

NOTE 4 - RECEIVABLES:

Due from clearing broker represents monies due for commissions earned in which the Company acted as the trading broker incurred for executed trades. The balance is typically received by the 15th of the following month and amounted to approximately $121,000 at December 31, 2005.

Commissions due from hedge funds in which the Company clears trades amounted approximately $264,000 at December 31, 2005.

NOTE 5 - TRADING ACCOUNT OF FUTURES:

The Muni-division of ET traded within the futures market. During 2005, approximately $63,000 was invested in futures acquisitions. Realized losses amounted to approximately $8,000 during 2005. At December 31, 2005, there existed no inventory of future options. During the year trading activities are recorded on a settlement date basis. All securities are adjusted to fair value at month end as determined by external sources. The Company limits the inherent risk by constantly monitoring the market conditions for all securities maintained in its inventory.

NOTE 6 - TRADING ACCOUNT OF MUNICIPAL BUSINESS ON MARGIN

The Muni-division of ET trades high quality municipal bonds on margin. The investments made and the assets of the Company collateralize the margin account. During the year approximatley $93,000 was earned while in the course of trading such securities. Interest income rates varied during the year by security. During the year ended December 31, 2005, ET incurred approximately $107,000 in interest charges in connection with the margin account borrowing. During the year trading activities are recorded on a settlement date basis. All securities are adjusted to fair value at month end as determined by external sources. The Company limits the inherent risk by constantly monitoring the market conditions for all securities maintained in its inventory. The margin is limited to the subordinated loan.

NOTE 7 - SUBORDINATE LOAN RECEIVABLE:

ET is able to extend trading capital through its clearing house based upon its asset base. In August 2001, the Company received a $1,400,000 three-year secured demand loan from a member, which is fully collateralized by municipal bonds, to act as collateral for trading on margin in its municipal trading division (MTD). During 2004, the loan was extended to August 2006 at $1,100,000. During 2005, approximately $100,000 of securities were returned to the note holder. This loan is callable should the MTD sustain a loss in excess of $50,000. The amount of the underlying collateral to the loan receivable amounted to approximately $1,014,000 at December 31, 2005, after the recognition of approximately $79,000 in haircuts.

NOTE 8 – SUBORDINATE LOAN PAYABLE:

In connection with the receipt of the loan receivable, the Company issued a $1,400,000 three-year secured demand loan to that member. However, upon the receipt of any called portion of the loan receivable, the amount of this loan payable is reduced and is converted to equity contributed by that member. The loan is non-interest bearing and is subordinated to the margin trading account liability. The loan was reduced by $100,000 during December 31, 2005.

EQUITY TRADING ONLINE, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 9 – RELATED PARTY TRANSACTIONS:

Administrative Fees

The Company entered into a services agreement with a company related by common ownership on August 1, 2001, on a continuous basis. The terms of the agreement grant ET to use a designated portion of office space in addition to receiving the benefit of certain employment related and overhead costs incurred by the related company. In return, the Company pays an administrative servicing fee amounting to approximately $16,500 per month. Such costs amounted to $198,000 during 2005.

NOTE 10 – PROFIT-SHARING PLAN:

During 2002, the Company, through its affiliate, instituted a profit-sharing (defined contribution) plan covering substantially all employees and members upon completion of one year of service. During 2002, current service costs incurred amounted to approximately $97,000. No past or prior service costs were recognized during the year. The computation of incurred costs is based upon 25% of compensation of the eligible individuals, with vesting after the first year of eligibility at 20% per annum. The Company funds the plan in the following year, in accordance with rules and regulations. No contribution was made for 2005, and the plan was terminated at December 31, 2005.

NOTE 11 - COMMITMENTS AND CONTINGENCIES:

Clearing Agreement

The Company is responsible for any loss, liability, damage, cost or expense incurred or sustained by the clearing agent as a result of the failure of any introduced account to make a timely payment for securities purchased or timely and good delivery of securities sold.

Operating Lease

The Company leases additional office space for use by the Muni-division. The elements of the lease call for a one-year term amounting to approximately $10,500 per annum with additional amounts due for real estate taxes and utilities, expiring June 30, 2006. During the year ended December 31, 2005, rent expense amounted to approximatley $10,400.

EQUITY TRADING ONLINE, LLC
SUPPLEMENTAL SCHEDULE - I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

Computation of Net Capital

Total members' equity	**$ 338,639**
Deduct members' equity not allowable for net capital	**-**
Total members' equity qualified for net capital	**338,639**
Additions:	
Allowances for subordinated liabilities	**1,000,000**
Other allowable credits	**-**
Total capital and allowable subordinated liabilities	**1,338,639**
Deductions:	
Non-allowable assets:	
Commodity Futures Trading	**263,860**
Net capital before haircuts on securities positions	**263,860**
	1,074,779
Haircuts	**128,816**
Net capital	**$ 945,963**

EQUITY TRADING ONLINE, LLC
SUPPLEMENTAL SCHEDULE – I (Cont.)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of A.I.)	**$ 36,236**
Minimum dollar net capital requirement	**$ 100,000**
Minimum net capital requirement	**$ 100,000**
Excess net capital	**$ 845,963**

Computation of Aggregate Indebtedness

Total aggregate indebtedness	**$ 528,060**
Ratio: Aggregate indebtedness to net capital	**0.6242**

EQUITY TRADING ONLINE, LLC
SUPPLEMENTAL SCHEDULES II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND
EXCHANGE COMMISSION
DECEMBER 31, 2005

The Company claims exemption from Rule 15c3-3 under the provisions of section (k)(2)(ii).

EQUITY TRADING ONLINE, LLC
SUPPLEMENTAL SCHEDULES III
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND
EXCHANGE COMMISSION
DECEMBER 31, 2005

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 under section (K)(2)(ii). The Company clears all customer transactions through another broker dealer on a fully disclosed basis, specifically through Penson Clearing Services, Inc.

The Company does not maintain margin accounts for its customers and, therefore, there were no excess margin securities.

EQUITY TRADING ONLINE, LLC
SUPPLEMENTAL SCHEDULE - IV
Reconciliation with Company's Computation (included in Part II of FOCUS report as of December 31, 2005)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 953,591
Audit adjustments for - haircuts	(7,926)
- receivables	298
	(7,628)
Net capital	$ 945,963

There are no material differences between net capital, reported in the Company's Focus Report, and these financial statements.

Reconciliation of determination of reserve requirements under Rule 15c3-3

The Company claims exemption from Rule 15c3-3 under the provisions of section (k)(2)(ii).

EQUITY TRADING ONLINE, LLC
SUPPORTING SCHEDULE OF OTHER OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2005

Administration	**$ 198,000**
Bank Charges	**2,064**
Bookkeeping	**41,000**
Commissions	**141,941**
Insurances	**24,652**
Marketing Costs	**12,405**
Office Expenses	**14,404**
Professional Fees	**53,018**
	$ 487,484

See auditors' report.

POVOL AND FELDMAN, CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS
1981 MARCUS AVENUE - SUITE C100
LAKE SUCCESS, NEW YORK 11042

ALLAN D. POVOL, CPA
PAUL I. FELDMAN, CPA

(516) 354-2662
FAX (516) 326-6954

Board of Directors
Equity Trading Online, LLC
New York, New York

INDEPENDENT AUDITORS REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 15C3-3

In planning and performing an audit of the financial statements and supplemental schedule of Equity Trading Online, LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

As required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of copliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15)c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. **Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13**
2. **Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.**
3. **Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.**

Also, as required under the governing rules and regulations of the Commodity Futures Trading Corporation ("CFTC") and regulations 1.16 and 1.17 of the Commodities Exchange Act ("CEA"), we have made a study of the practices and procedures concerning the accounting system, the internal accounting controls, and the procedures for safeguarding customer and firm assets. We have included such tests of compliance concerning the segregation requirements of section 4d(2) of the CEA, and those regulations and the secured amount requirements of the Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the CFTC, the CEA, and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

Our opinion recognizes that is not practicable in a company the size of Equity Trading Online, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosenberg and Silverman CPA PC

Lake Success, New York
February 15, 2006